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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                       (Amendment No. __________)*

                      Golf Enterprises, Inc.
- ------------------------------------------------------------------------------
                         (Name of Issuer)


                  Common Stock, $.01 par value
- ------------------------------------------------------------------------------
                 (Title of Class of Securities)


                           381633106
- ------------------------------------------------------------------------------
                         (CUSIP Number)


                   Lawrence G. Goodman, Esq.
           Shereff, Friedman, Hoffman & Goodman, LLP
                        919 Third Avenue
                    New York, New York 10022
                         (212) 758-9500
- ------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                                 July 23, 1996
- ------------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D
- ------------------------------------------------------------------------------
CUSIP No. 381633106                    Page    2    of     11    Pages
- ------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                         GABRIEL CAPITAL, L.P.
- ------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /x/
                                                                (b) / /
- ------------------------------------------------------------------------------

3       SEC USE ONLY

- ------------------------------------------------------------------------------

4       SOURCE OF FUNDS

                                  WC
- ------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL
        PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /
- ------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
- ------------------------------------------------------------------------------

NUMBER OF        7   SOLE VOTING POWER
SHARES           -------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER
OWNED BY                          126,472
EACH             -------------------------------------------------------------
REPORTING        9   SOLE DISPOSITIVE POWER
PERSON           -------------------------------------------------------------
WITH             10  SHARED DISPOSITIVE POWER
                                  126,472
- ------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                126,472
- ------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*               / /


- ------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 1.9%
- ------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*
                                       PN
- ------------------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                             ATTESTATION.

                           SCHEDULE 13D
- ------------------------------------------------------------------------------

CUSIP No. 381633106                       Page    3    of      11      Pages
- ------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          ARIEL FUND LIMITED
- ------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /x/
                                                                (b) / /
- ------------------------------------------------------------------------------

3       SEC USE ONLY
- ------------------------------------------------------------------------------

4       SOURCE OF FUNDS

                                  WC
- ------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                          / /
- ------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        CAYMAN ISLANDS
- ------------------------------------------------------------------------------

NUMBER OF        7    SOLE VOTING POWER
SHARES           -------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY                  186,540
EACH             -------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON           -------------------------------------------------------------
WITH             10   SHARED DISPOSITIVE POWER
                          186,540
- ------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             186,540
- ------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                          / /
- ------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 2.8%
- ------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*
                                             CO
- ------------------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                             ATTESTATION.

                           SCHEDULE 13D
- ------------------------------------------------------------------------------

CUSIP No. 381633106                         Page    4    of      11    Pages
- ------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        ARIEL MANAGEMENT CORP.
- ------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /x/
                                                                (b) / /
- ------------------------------------------------------------------------------

3       SEC USE ONLY

- ------------------------------------------------------------------------------

4       SOURCE OF FUNDS

                                  00
- ------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              / /
- ------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
                               DELAWARE
- ------------------------------------------------------------------------------

NUMBER OF       7   SOLE VOTING POWER
SHARES               20,688
BENEFICIALLY    --------------------------------------------------------------
OWNED BY        8   SHARED VOTING POWER
EACH                 186,540
REPORTING       --------------------------------------------------------------
PERSON          9   SOLE DISPOSITIVE POWER
WITH                 20,688
                --------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                     186,540
- ------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                207,228
- ------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                / /
- ------------------------------------------------------------------------------


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 3.1%
- ------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
                                  CO
- ------------------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                             ATTESTATION.

                           SCHEDULE 13D
- ------------------------------------------------------------------------------

CUSIP No. 381633106                     Page    5    of    11     Pages
- ------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             J.  EZRA MERKIN
- ------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /x/
                                                                  (b) / /
- ------------------------------------------------------------------------------
3     SEC USE ONLY

- ------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                    00
- ------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                        / /
- ------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
- ------------------------------------------------------------------------------

NUMBER OF       7   SOLE VOTING POWER
SHARES               20,688
BENEFICIALLY    --------------------------------------------------------------
OWNED BY        8   SHARED VOTING POWER
EACH                 313,012
REPORTING       --------------------------------------------------------------
PERSON          9   SOLE DISPOSITIVE POWER
WITH                 20,688
                --------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                     313,012
- ------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                333,700
- ------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                / /
- ------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 5.1%

- ------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
                                  IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                           SCHEDULE 13D

Item 1.   Security and Issuer

          Securities acquired:    Common Stock, $.01 par value ("Common Stock")

          Issuer:   Golf Enterprises, Inc.
                    1603 LBJ Freeway, Suite 810
                    Dallas, Texas 75234
                    (214) 247-1199

Item 2.   Identity and Background

          (a), (b), (c) and (f) This Schedule 13D is being filed jointly by Gabriel Capital, L.P., a Delaware limited partnership ("Gabriel"),
Ariel Fund Limited, a Cayman Islands corporation ("Ariel Fund"), Ariel Management Corp. ("Ariel"), a Delaware corporation and the Investment Advisor of Ariel Fund, and J. Ezra Merkin ("Merkin"), the General Partner of Gabriel. Merkin is also the sole shareholder, sole director and president of Ariel. Gabriel, Ariel Fund, Ariel and Merkin are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each of Gabriel, Ariel and Merkin is 450 Park Avenue, New York, New York 10022 and the business address of Ariel Fund is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies.

          Gabriel and Ariel Fund are private investment funds. Ariel and Merkin are private investment managers.

          Merkin is a United States citizen.

          See Item 5 for information regarding ownership of Common Stock.

          (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds

          Gabriel purchased an aggregate of 126,742 shares of Common Stock at an aggregate cost of $1,400,763.60 using its own funds. Ariel Fund purchased an aggregate of 186,540 shares of Common Stock at an aggregate cost of $2,066,056.99 using its own funds. In addition, Ariel caused one of its private discretionary investment accounts to purchase 20,688 shares of Common Stock at an aggregate cost of $229,133.72 using the funds of such account. See Item 5.

Item 4.   Purpose of the Transaction

          All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

          Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.   Interest in Securities of the Issuer

          (a) and (b) Gabriel is the beneficial owner of 126,472 shares of Common Stock, for a total beneficial ownership of 1.9% of the outstanding shares of Common Stock.

          Ariel Fund is the beneficial owner of 186,540 shares of Common Stock, for a total beneficial ownership of 2.8% of the outstanding shares of Common Stock.

          Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 186,540 shares of Common Stock owned by Ariel Fund. In addition, Ariel has sole dispositive and voting power with respect to 20,688 shares of Common Stock purchased by a private discretionary investment account. Accordingly, Ariel may be deemed to be the beneficial owner of 207,228 shares of Common Stock, or 3.1% of the outstanding shares of Common Stock.


          As the General Partner of Gabriel, Merkin has the power to vote and to direct
                                       7
the voting of and the power to dispose and direct the disposition of the 126,472 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have power to vote and to direct the voting of and the power to dispose and direct the disposition of the 186,540 shares of Common Stock owned by Ariel Fund and the 20,688 shares of Common Stock owned by Ariel's private account. Accordingly, Merkin may be deemed to be the beneficial owner of 333,700 shares of Common Stock, or 5.1% of the outstanding shares of Common Stock.

          The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 6,585,482 outstanding shares of Common Stock as reported by the Issuer in its Joint Proxy Statement/Prospectus dated June 21, 1996.

          In addition to the foregoing, see Item 6 below.

          (c) Schedule I indicates the transactions effected by the Reporting Persons during the past 60 days. All such trades were effected through the public markets.

          (d)       Not Applicable

          (e)       Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The Reporting Persons note that the Issuer announced, in a press release dated July 30, 1996, the consummation of the merger of the Issuer with GEI Acquisition Corporation.

Item 7.   Material to be Filed as Exhibits

          Exhibit A.  Agreement of Joint Filing.

Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 GABRIEL CAPITAL, L.P.

                                 By: /s/ J. Ezra Merkin
                                   ______________________________
                                 Name: J. Ezra Merkin
                                 Title: General Partner


                                 ARIEL FUND LIMITED

                                 By: MEESPIERSON MANAGEMENT
                                    (CAYMAN) LIMITED

                                 By: /s/ Peter A. De Ruitjer
                                   ______________________________
                                 Name:  Peter A. De Ruitjer
                                 Title: Director

                                 By: /s/ Martin Byrne
                                   ______________________________
                                 Name:  Martin Byrne
                                 Title: Assistant Secretary


                                 ARIEL MANAGEMENT CORP.

                                 By: /s/ J. Ezra Merkin
                                   ______________________________
                                 Name:  J. Ezra Merkin
                                 Title: President

                                 /s/ J. Ezra Merkin
                                   ______________________________
                                  J.  EZRA MERKIN
Dated: as of July 30, 1996

                            SCHEDULE I

               Purchases of Shares of Common Stock

                                                    Number of Shares
                                             ----------------------------
             Aggregate
               Dollar               Aggregate
              Amount      Price Per   Share      Ariel               Private
   Date      (w/comm)       Share     Amount     Fund      Gabriel   Account
- ---------   -----------   ---------  ---------   ------    -------   --------

6/6/96      $48,888.00    $11.6250    4,200       2,348      1,592     260
6/7/96      $61,351.21    $11.5607    5,300       2,962      2,009     329
6/10/96    $264,228.00    $11.6250   22,700      12,690      8,602   1,408
6/14/96     $23,155.00    $11.5625    2,000       1,118        758     124
6/17/96    $116,400.00    $11.6250   10,000       5,590      3,790     620
6/21/96     $76,824.00    $11.6250    6,600       3,690      2,501     409
6/24/96    $144,185.96    $11.6129   12,400       6,931      4,700     769
6/25/96     $23,280.00    $11.6250    2,000       1,118        758     124
7/8/96      $57,887.50    $11.5625    5,000       2,795      1,895     310
7/23/96    $255,750.00    $11.6250   22,000      12,298      8,338   1,364
7/25/96    $234,050.00    $11.6875   20,000      11,180      7,580   1,240
7/25/96  $1,175,000.00    $11.7500  100,000      55,900     37,900   6,200

Exhibit A
                       AGREEMENT OF JOINT FILING

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock, $0.01 par value, of Golf Enterprises, Inc., and that this Agreement be included as an Exhibit to such filing.

          This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 30th day of July, 1996.

                                 GABRIEL CAPITAL, L.P.

                                 By: /s/ J. Ezra Merkin
                                     _____________________________________
                                 Name: J. Ezra Merkin
                                 Title: General Partner

                                 ARIEL FUND LIMITED

                                 By: MEESPIERSON MANAGEMENT
                                     (CAYMAN) LIMITED

                                 By: /s/ Peter A. De Ruitjer, Martin Byrne
                                     _____________________________________
                                 Name:  Peter A. De Ruitjer, Martin Byrne
                                 Title: Director, Assistant Secretary

                                 ARIEL MANAGEMENT CORP.

                                 By: /s/ J. Ezra Merkin
                                     _____________________________________
                                 Name:  J. Ezra Merkin
                                 Title: President

                                 /s/ J. Ezra Merkin
                                     _____________________________________
                                 J. EZRA MERKIN